November 7, 2019

To Whom It May Concern:

Company Name: Toyota Motor Corporation
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
First Section of Tokyo Stock Exchange and
Nagoya Stock Exchange)
Name and Title of Contact Person:
Kaname Shimizu, General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Disposition of Treasury Stock to a Subsidiary by Way of Third-Party Allotment

(Acquisition of Parent Company Shares by a Subsidiary

Under the Provision of Article 800 of the Companies Act)

Toyota Motor Corporation (“Toyota”) announces as follows that it has decided today to dispose of its treasury stock (the “Disposition of Treasury Stock”) by way of third-party allotment to Toyota Housing Corporation (“Toyota Housing”), Toyota’s consolidated subsidiary. As announced in “Notice Regarding Misawa Homes Co., Ltd. Becoming a Wholly Owned Subsidiary of Toyota Motor Corporation’s Subsidiary Toyota Housing Corporation through a Share Exchange” dated May 9, 2019, Toyota, Toyota Housing and Misawa Homes Co., Ltd. (“Misawa Homes”) will conduct a share exchange (the “Share Exchange”) in which Toyota Housing becomes the wholly owning parent company resulting from the share exchange and Misawa Homes becomes the wholly owned subsidiary resulting from the share exchange and the consideration in the Share Exchange shall be shares of Toyota’s common stock. The Disposition of Treasury Stock aims to allow Toyota Housing, the wholly owning parent company resulting from the share exchange, to acquire the necessary consideration for the Share Exchange.

1.	Outline of disposition

(1) Date of disposition	November 29, 2019

(2) Number of shares to be disposed	3,269,500 shares of Toyota’s common stock

(3) Disposition price	7,396 yen per share

(4) Amount of proceeds	24,181,222,000 yen

(5) Method of offering for subscription or disposition (Expected subscriber)	All of the shares will be allotted to Toyota Housing by way of third-party allotment.

(6) Number of treasury stock after the disposition

The number of treasury stock held by Toyota after the Disposition of Treasury Stock: 470,645,531 shares (Note)

(Note) The above number is calculated by deducting the number of shares to be disposed (3,269,500 shares) from the number of treasury stock (473,915,031 shares) as of September 30, 2019. Please note that the number of shares of treasury stock may change as Toyota has decided to repurchase shares of its common stock during the period of November 11, 2019 to March 31, 2020 as announced in “Notice Concerning the Determination of Matters Relating to the Repurchase of Shares of Common Stock” dated November 7, 2019. In addition, the number of shares less than one unit purchased or to be purchased from October 1, 2019 are not included.

(7) Other	The items above are conditioned on the securities registration statement to be filed pursuant to the Financial Instruments and Exchange Act becoming effective.

2.	Purpose and reason for disposition

The purpose of the Disposition of Treasury Stock is to allow the wholly owning parent company resulting from the share exchange to acquire the necessary consideration for the Share Exchange. This transaction, through which Toyota Housing is to acquire shares of Toyota’s common stock, will be conducted pursuant to Article 800 of the Companies Act, concerning the acquisition of a parent company’s shares by a subsidiary.

3.	Amount of proceeds, use of proceeds and expected timing thereof

(1)	Amount of proceeds

(unit: yen)

(1) Total amount to be paid in	24,181,222,000
(2) Estimated amount of expenses relating to the issuance	1,000,000
(3) Estimated net proceeds	24,180,222,000

(Note)	1. Estimated amount of expenses relating to the issuance does not include consumption tax, etc.
2. Estimated amount of expenses relating to the issuance is expected to consist mainly of costs for preparing a securities registration statement and other documents.

(2)	Use of proceeds

The purpose of the Disposition of Treasury Stock is to allow the wholly owning parent company resulting from the share exchange to acquire the necessary consideration for the Share Exchange, and not for financing purposes. The above described amount of 24,180,222,000 yen in estimated net proceeds is planned to be used to cover a part of the cash reserve that will decrease with the payment for the shares of common stock issued and disposed by way of third-party allotment which is planned to be conducted by Toyota Housing towards Toyota as the allottee.

4.	Reasonableness of use of proceeds

As previously described in “2. Purpose and reason for disposition,” the Disposition of Treasury Stock aims to allow the wholly owning parent company resulting from the share exchange to acquire the necessary consideration for the Share Exchange and it is not for financing purposes.

5.	Reasonableness of terms of disposition, etc.

(1)	Basis of calculation of the amount to be paid in and specific details of the amount

The reason Toyota has selected the average closing price of shares of Toyota’s common stock for the most recent month is that Toyota decided that using a leveled value, namely the average share price over a specified period, rather than using a share price at a certain point of time, enables it to eliminate the effects of temporary share price fluctuations and other special factors and thus has a high level of objectivity as the basis of calculation and is reasonable. In addition, the reason Toyota has chosen the most recent month for the calculation period is that Toyota decided that using a specified period nearest to the most recent market price is reasonable compared to the most recent three-month or most six-month period. Considering that the purpose of the Disposition of Treasury Stock is to allow the wholly owning parent company resulting from the share exchange to acquire the necessary consideration for the Share Exchange, Toyota decided not to make any discounts from the simple average of the closing price of shares of Toyota’s common stock on the Tokyo Stock Exchange (the “TSE”) for the most recent month through the business day immediately preceding the resolution date of the Disposition of Treasury Stock.

The disposition price represents a discount of 3.3% (rounding to one decimal place, hereinafter the same as in this paragraph) to 7,649 yen, the closing price of Toyota’s common stock on the TSE as of November 6, 2019, the business day immediately prior to the date of resolution by the Board of Directors on the Disposition of Treasury Stock, and is in compliance with the “Guidelines Concerning Treatment of Capital Increase by Allotment to a Third Party” issued by the Japan Securities Dealers Association (the “JSDA”), which requires that the amount to be paid in shall be greater than or equal to the amount calculated by multiplying 0.9 by the price immediately prior to the date of the resolution by the Board of Directors on the issuance of shares. As a result, Toyota determined that the price is not particularly favorable to the subscriber.

The disposition price, namely 7,396 yen, represents a premium of 3.0% to 7,179 yen, the simple average closing price for the three-month period through the business day immediately preceding the date of resolution by the Board of Directors on the Disposition of Treasury Stock, and a premium of 6.3% to 6,960 yen, the simple average closing price for the six-month period through the business day immediately preceding such resolution date.

In addition, all five Audit & Supervisory Board Members (including the two outside members of the Audit & Supervisory Board) who attended the meeting of the Board of Directors at which the Disposition of Treasury Stock was resolved, have expressed that the grounds for the calculation of the disposition price is reasonable, is in compliance with the “Guidelines Concerning Treatment of Capital Increase by Allotment to a Third Party” issued by the JSDA and does not constitute a favorable issuance, and is therefore lawful.

(2)	Basis of decision that the number of shares to be disposed of and the extent of share dilution is reasonable

The number of shares subject to the Disposition of Treasury Stock is 3,269,500 shares (32,695 voting rights), which is equivalent to 0.10% of the total number of issued Toyota’s shares (3,310,097,492 shares) as of November 6, 2019 (0.12% of the 28,272,309 total voting rights as of September 30, 2019), which will case a certain degree of dilution. However, Toyota believes that the Share Exchange will result in Misawa Homes’ sustainable growth and development and the long-term expansion of its corporate value as well as improvement of the corporate value of the Toyota group as a whole, and that the number of shares to be disposed of and the extent of share dilution are reasonable.

6.	Reason for selection of the subscriber, etc.

(1)	Outline of the subscriber

(1) Name	Toyota Housing Corporation

(2) Address	23-22 Izumi 1-chome, Higashi-ku, Nagoya City, Aichi, Japan

(3) Name and title of representative	Yuji Goto, President

(4) Description of business

Design, manufacture and sale, etc. of construction components and housing-related equipment; planning, design, supervision, construction work and subcontracting for land development and town development, etc.; sale and lease, etc. of real estate

(5) Stated capital	12,902 million yen

(6) Date of establishment	April 1, 2003

(7) Number of shares issued and outstanding	384,089 shares of common stock

(8) Fiscal year-end	March 31

(9) Number of employees (as of September 30, 2019)	807 (non-consolidated basis)

(10) Main business partners	Toyota Home Aichi Co., Ltd.; Toyota Home Tokyo Co., Ltd.; and Toyota Home Nagoya Co., Ltd.

(11) Main bank	MUFG Bank, Ltd.

(12) Major shareholder and shareholding ratio	Toyota	99.96% (excluding treasury stock owned by Toyota Homes)

(13) Relationship between the parties	Capital	Toyota owns 99.96% of the subscriber’s total voting rights.
	Personnel (as of September 30, 2019)	Toyota has dispatched five Directors and two Audit & Supervisory Board Members to the subscriber. There are also 208 employees seconded from Toyota to the subscriber.
	Transactions	Toyota lends funds to the subscriber.
	Related party status	Toyota is the parent company of the subscriber and qualifies as a related party.

(14) Operating results and financial condition for the last three years

Fiscal year	Fiscal year ended March 31, 2017	Fiscal year ended March 31, 2018	Fiscal year ended March 31, 2019
Consolidated net assets	111,507	118,742	126,293
Consolidated total assets	391,413	409,353	452,132
Consolidated net assets per share (in yen)	—	—	—
Consolidated revenues	177,554	552,907	564,145
Consolidated operating income	4,898	10,493	10,587
Consolidated ordinary income	6,106	10,079	9,832
Net income attributable to shareholders of parent	1,077	4,707	4,002
Consolidated net income per share (in yen)	3,084.82	12,257.20	10,421.76
Dividends per share (in yen)	3,057	1,783	2,533

(unit: millions of yen, unless otherwise noted)

(Note 1)	The outline of the subscriber is based on information as of November 7, 2019, unless otherwise noted.
(Note 2)

Toyota Housing, the subscriber, is a subsidiary of Toyota, which is a TSE listed company that owns 99.96% of the subscriber’s total voting rights. In addition, as described in the Corporate Governance Report (dated June 21, 2019) which has been submitted to the TSE, based upon the “Guiding Principles at Toyota” and the “Toyota Code of Conduct,” it is Toyota’s basic policy to have no relationship with antisocial forces. Furthermore, Toyota has made it well known throughout Toyota, by means such as clearly stipulating it in the “Toyota Code of Conduct,” that it will take resolute action as an organization against any undue claims and actions by antisocial forces or groups. By expanding its “Guiding Principles at Toyota” and “Toyota Code of Conduct” to subsidiaries and extensively spreading its management principles through personnel exchanges, Toyota instructs its subsidiaries to appropriately incorporate the same into their management principles and code of conduct, etc. In addition, Toyota promotes acts directed to prevent damage caused by antisocial forces by holding lectures in-house and at its group companies. Through these factors, Toyota has concluded that Toyota Housing and its officers have no connection with anti-social forces and has submitted to the TSE a written confirmation to that effect.

(2)	Reason for selecting the subscriber

As announced in the press release, “Notice Regarding Misawa Homes Co., Ltd. Becoming a Wholly Owned Subsidiary of Toyota Motor Corporation’s Subsidiary Toyota Housing Corporation through a Share Exchange” dated May 9, 2019, due to the major changes in the business environment of the housing business that Toyota Housing and Misawa Homes (the “Toyota Group Subject Businesses”) are facing recently, the Share Exchange aims to establish a new joint venture company relating to the town development business, integrating the housing businesses by placing under the joint venture company the Toyota Group Subject Businesses as well as Panasonic Homes Co., Ltd., Matsumura-Gumi Corporation and Panasonic Construction Engineering Co., Ltd (excluding certain businesses (construction work subcontracting from construction equipment distributors, etc.)), each consolidated subsidiaries of Panasonic Corporation (the “Panasonic Group Subject Businesses”), and Misawa Homes becoming a wholly owned subsidiary of Toyota Housing as part of the integration, in order to realize the provision of services leveraging the respective strengths and characteristics of the Panasonic Group Subject Businesses and Toyota Group Subject Businesses.

In order to achieve the purpose of the Share Exchange and also taking into consideration that (i) if the Share Exchange allots common stock of Toyota Housing, which is not a listed company, as consideration in the Share Exchange, the minority shareholders of Misawa Homes will acquire shares with low liquidity, and (ii) by allotting shares of Toyota’s common stock as consideration in the Share Exchange to the minority shareholders of Misawa Homes rather than cash, it would provide them with the benefit of sharing the synergies due to the Share Exchange, the Share Exchange will be performed as a so-called “triangular share exchange” and the Share Exchange will allot shares of Toyota’s common stock as consideration in the Share Exchange rather than Toyota Housing’s shares. Thus, Toyota selected Toyota Housing as the subscriber of the Disposition of the Treasury Stock.

(3)	Subscriber’s shareholding policy

Of the shares of Toyota’s common stock allotted to the subscriber, the subscriber plans to use the number of shares that should be allotted as consideration in the Share Exchange as consideration in the Share Exchange.

(4)	Details regarding existence of assets necessary for the payment by the subscriber

Toyota has been informed by Toyota Housing, the allottee, that the amount to be paid for the shares of common stock to be issued and disposed of by way of third-party allotment that is planned to be conducted by Toyota Housing towards Toyota as the allottee will be used for the payment of this third-party allotment. Thus, Toyota has concluded that there are no problems regarding the payment for this third-party allotment.

7.	Principal shareholders and shareholding ratio after the disposition

Before the disposition (as of September 30, 2019)		After the disposition
Japan Trustee Services Bank, Ltd.	11.38%	Japan Trustee Services Bank, Ltd.	11.38%

Toyota Industries Corporation	7.20%	Toyota Industries Corporation	7.20%

The Master Trust Bank of Japan, Ltd.	5.73%	The Master Trust Bank of Japan, Ltd.	5.73%

Nippon Life Insurance Company	3.36%	Nippon Life Insurance Company	3.36%

JPMorgan Chase Bank, N.A. (Standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	3.20%	JPMorgan Chase Bank, N.A. (Standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	3.20%

DENSO CORPORATION	2.72%	DENSO CORPORATION	2.72%

State Street Bank and Trust Company (Standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	2.47%	State Street Bank and Trust Company (Standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	2.47%

Trust & Custody Services Bank, Ltd.	1.73%	Trust & Custody Services Bank, Ltd.	1.73%

Mitsui Sumitomo Insurance Company, Limited	1.72%	Mitsui Sumitomo Insurance Company, Limited	1.72%

Tokio Marine & Nichido Fire Insurance Co., Ltd.	1.54%	Tokio Marine & Nichido Fire Insurance Co., Ltd.	1.54%

(Note)	The principal shareholders are based on the list of shareholders as of September 30, 2019, and the shareholding ratio represents the ratio to the total number of issued shares.

8.	Future prospect

We expect that the impact of this third-party allotment on Toyota’s consolidated results for the fiscal year ending March 2020 will be minor.

9.	Matters related to the procedures under the corporate code of conduct

Because (1) the dilution ratio is less than 25% and (2) there is no change to a controlling shareholder (even if all of the stock acquisition rights and put options are exercised, no change to a controlling shareholder is expected), there is no need to obtain an opinion from an independent third party, or to follow the procedures for confirming the intent of shareholders, pursuant to Article 432 of the Securities Listing Regulations established by the TSE.

10.	Results of operations and status of equity finance for the last three years

(1)	Results of operations for the last three years (consolidated)

	(unit: millions of yen, unless otherwise noted)

	Fiscal year ended March 2017		Fiscal year ended March 2018		Fiscal year ended March 2019
Net revenues	27,597,193		29,379,510		30,225,681
Income before income taxes and equity in earnings of affiliated companies	2,193,825		2,620,429		2,285,465
Net income attributable to Toyota	1,831,109		2,493,983		1,882,873
Basic net income attributable to Toyota per share of common stock (in yen)	605.47		842.00		650.55
Dividends per share (in yen)	Shares of common stock:	210	Shares of common stock:	220	Shares of common stock:	220
	First Series Model AA Class Shares:	105	First Series Model AA Class Shares:	158	First Series Model AA Class Shares:	211
Shareholders’ equity per share (in yen)	5,887.88		6,438.65		6,830.92

(Note 1)	“Ordinary income” is omitted because its corresponding item does not exist in the U.S. accounting standards, according to which the consolidated financial results of Toyota are prepared.
(Note 2)

“Shareholders’ equity per share” is stated because an item corresponding to “consolidated net assets per share” does not exist in the U.S. accounting standards, according to which the consolidated financial results of Toyota are prepared.

(Note 3)

“Dividends per share” refers to dividends pertaining to shares of common stock and dividends pertaining to First Series Model AA Class Shares. For First Series Model AA Class Shares, Toyota has paid the amount of dividends stipulated in the offering terms for the First Series Model AA Class Shares.

(2)	Number of issued shares and number of dilutive shares at present (as of September 30, 2019)

	Number of shares (shares)		Ratio to the issued shares (%)
Number of issued shares	Shares of common stock: Model AA Class Shares: Total:	3,262,997,492 47,100,000 3,310,097,492	100.0
Number of dilutive shares based on the conversion price (exercise price) at present		—	—
Number of dilutive shares based on the minimum conversion price (exercise price)		—	—
Number of dilutive shares based on the maximum conversion price (exercise price)		—	—

(3)	Recent share price

① Status over the last three years

		(unit: yen)

	Fiscal year ended March 2017	Fiscal year ended March 2018	Fiscal year ended March 2019
Opening price	5,930	6,087	6,833
High price	7,215	7,806	7,686
Low price	4,917	5,670	6,045
Closing price	6,042	6,825	6,487

(Note) The share prices are based on the price on the first section of the TSE.

② Status over the last six months

					(unit: yen)

	June	July	August	September	October	November (Note)
Opening price	6,309	6,765	7,018	6,967	7,245	7,460
High price	6,858	7,244	7,120	7,494	7,554	7,680
Low price	6,274	6,727	6,620	6,933	6,951	7,458
Closing price	6,688	7,024	6,960	7,216	7,542	7,649

(Note) Share prices for November 2019 are those until November 6, 2019.

③ Share price as of the business day immediately before the date of resolution of the Disposition of Treasury Stock

(unit: yen)
November 6, 2019
Opening price	7,665
High price	7,680
Low price	7,613
Closing price	7,649

(4)	Status of equity finance over the last three years

① Disposition of treasury stock by way of third-party allotment

Date of disposition	October 2, 2017

Amount of proceeds	49,999,305,700 yen (estimated net proceeds)

Disposition price	6,029 yen per share

Number of issued shares at the time of the disposition	Shares of common stock:	3,262,997,492 shares
	Model AA Class Shares:	47,100,000 shares
	Total:	3,310,097,492 shares

Number of disposed shares	8,293,300 shares of common stock

Number of issued shares after the disposition	Shares of common stock:	3,262,997,492 shares
	Model AA Class Shares:	47,100,000 shares
	Total:	3,310,097,492 shares

Subscriber	Mazda Motor Corporation

Initial use of proceeds at the time of the disposition	The amount of proceeds was applied towards the capital expenditures relating to the establishment of a joint venture company to produce finished cars in the U.S.

Expected timing of expenditure at the time of the disposition	Around fiscal year ended March 2018 through fiscal year ending March 2021

Current application status	A portion of the proceeds have been applied as initially planned. The remaining amount is scheduled to be applied by the above expected timing of expenditure for the above use of proceeds.

11.	Summary of disposition

(1) Class and number of shares	3,269,500 shares of common stock

(2) Paid in price	7,396 yen per share

(3) Total amount to be paid in	24,181,222,000 yen

(4) Method of disposition or allotment	Disposition of treasury stock by way of third-party allotment

(5) Subscriber	Toyota Housing

(6) Payment date	November 29, 2019

(7) The items above are conditioned on the securities registration statement to be filed pursuant to the Financial Instruments and Exchange Act becoming effective.

End